Exhibit 99.3

PRESS RELEASE

WiLAN Announces Management Change

OTTAWA, Canada – August 5, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that Mr. William (Bill) Middleton has resigned his role as Senior Vice President and General Counsel for personal reasons and to spend more time with his family.  Bill will continue to work with the Company on a consulting basis.

The position of Senior Vice President and General Counsel that was held by Mr. Middleton will be replaced by a new executive position, Chief Intellectual Property Counsel.  The Company will be conducting an executive search for this position.

“We thank Bill for his contribution to WiLAN and the work he has done in building the Company over the past five years,” said Jim Skippen, Chairman & CEO.  “We wish him the best in all his future endeavors and are very pleased that he will continue to work with WiLAN on a consulting basis.”

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

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